SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period January 12, 2006 to January 13, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing sales and farmout transactions with Monterey Exploration Ltd.

2.	Press Release announcing guidance for 2006 and details of capital expenditure program.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
January 13, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE
PENGROWTH CORPORATION ANNOUNCES
SALES AND FARMOUT TRANSACTIONS WITH
MONTEREY EXPLORATION LTD.
(Calgary, January 12, 2006) /CCNMatthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce transactions with Monterey Exploration Ltd. (“Monterey”) that will enable Pengrowth to realize value for non-core producing properties while accelerating exploration and development of Pengrowth’s acreage position in northeast British Columbia. Subject to the exercise of rights of first refusal, Pengrowth has sold approximately 1,000 boepd of current production to Monterey for consideration comprised of $22 million of cash and 8.1 million shares. In a related transaction, Pengrowth has also farmed out significant undeveloped acreage in northeast British Columbia based upon Monterey’s commitment to drill a minimum of 20 exploration wells over the next two years. Under the terms of the farmout, Pengrowth can elect to take a 25% working interest or receive a non-convertible overriding royalty on any farmout wells. In the event of Pengrowth participation, Monterey will pay 100% to earn 75% of the remaining interest in each well.
Monterey has recently completed two private placements of common shares totaling $33 million at a price of $4.25 per share. Proceeds will be used to fund the acquisition and provide Monterey with sufficient funds to meet its commitments under the farmout agreement.
Following the transactions and the two private placements, Pengrowth will hold approximately 34% of the common shares of Monterey. In addition to its beneficial interest in exploration wells through its shareholdings of Monterey, Pengrowth will have the ability to retain up to a 44% working interest in new well prospects by funding 25% of well costs.
Pengrowth will continue to remain active in the northeast British Columbia region where it continues to maintain significant operations. The continuing robust market for exploration companies enables Pengrowth to realize proceeds for non-core assets while reducing risk and maintaining an interest in an enhanced exploration program with a qualified industry partner.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE
PENGROWTH CORPORATION ANNOUNCES GUIDANCE FOR 2006 AND DETAILS OF CAPITAL EXPENDITURE PROGRAM
(Calgary, January 12, 2006) /CCNMatthews/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, is pleased to provide initial guidance for 2006 based on a budget, approved by its Board of Directors, which includes a $236 million capital expenditure program for 2006.
When converting natural gas to equivalent barrels of oil within this news release, Pengrowth uses the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe).
All amounts are stated in Canadian dollars unless otherwise specified. All production figures stated are based on Company Interest before the deduction of royalties.
Summary of 2006 Guidance

Planned Capital Expenditures	($ millions)	(% of Total)

Drilling expenditures	$131	56%
Facilities and maintenance	$64	27%
Land and seismic	$21	9%
Recompletions and workovers	$12	5%
Other	$8	3%

TOTAL	$236	100%

Average daily production volume (boe / day)	54,000 - 56,000(1)

Operating costs per boe	$11.00(2)

(1)	Includes the divestiture of approximately 1,300 to 1,400 boe per day of current production in the first quarter of 2006 comprised of volumes associated with previously disclosed purchase and sale agreements, as well as the divestment of approximately 1,000 boe per day of production related to the Monterey Exploration Ltd. transactions announced on January 12, 2006. The 2006 estimate excludes potential additions through acquisition.

(2)	Assuming the production targets for 2006 are achieved and an average full year power price estimate of $80.00 per Megawatt hour.

Highlights of the 2006 Capital Expenditure Program include:
•	A $131 million drilling program involving approximately 280 gross wells (132 net wells), mainly targeting natural gas prone plays.
•	Participation in a high impact gas well at Quirk Creek.
•	More than 40 gross (25 net) re-completions and reactivations.
•	Initiation of a $6 million CO2 pilot project at Judy Creek to study and test the feasibility of a CO2 miscible flood and the potential for increased recovery.
•	Development activity of $12 million targeting Pengrowth’s coalbed methane resources located in Central and Southern Alberta.
•	An approximate $20 million investment in Pengrowth’s heavy oil properties.

Capital Program
At $236 million, Pengrowth’s planned capital expenditures for 2006 comprise the largest capital program in Pengrowth’s history and represent an increase in expenditures of approximately 30 percent compared with estimated 2005 full year capital expenditures of $181 million.
Pengrowth’s 2006 capital program targets the furtherance of Pengrowth’s short, medium and long-term objectives, reflecting Pengrowth’s focus on pursuing a balanced approach to the development of its key assets. While the most significant portion of Pengrowth’s 2006 capital program will involve the continued development and maintenance of existing production and properties, a key element of the 2006 program will be further development of mid and longer term plays or projects in coalbed methane, heavy oil and enhanced recovery.
Pengrowth’s 2006 drilling program, estimated at $131 million, will include the drilling of an estimated 280 gross wells (132 net wells). Drilling activity will include approximately 60 net wells planned for Pengrowth’s shallow gas prone Southern business unit, of which 11 net wells are planned for coalbed methane development. An additional 44 net wells will be drilled in relation to the further development of Pengrowth’s heavy oil resources. Also included in the program are 17 net wells planned for Pengrowth’s Central business unit, largely in the Judy Creek area. In addition to the 2006 drilling program, there are planned expenditures of approximately $12 million for major workovers and the re-completion and reactivation of over 40 gross (25 net) wells.
Pengrowth expects to complete the drilling of a deep foothills development well in Quirk Creek, which was spudded in early January. Production testing will commence in the second quarter of 2006 pending the success of the development well. Pengrowth holds a 68 percent working interest in this Imperial Oil operated opportunity.
In keeping with Pengrowth’s focus of enhancing recovery from long-life, large reserve pools, a pilot CO2 injection project is planned for 2006 in the Judy Creek Beaverhill Lake “A” pool. The pilot is being initiated to test the feasibility of CO2 injection as the next phase of Judy Creek development. The 2006 cost of the pilot is estimated at $6 million.
During 2006, Pengrowth plans to spend approximately $30 million net capital at the Sable Offshore Energy Project. These monies will be used to participate in one well and to enhance ongoing production performance by installing compression facilities. The new compression facilities are expected to come on-line in the fourth quarter of 2006.
Ongoing maintenance capital spending across all facilities is expected to be approximately $30 million, with the majority being spent in the Judy Creek area on an ongoing program to replace some of the old pipeline infrastructure and to install an acid gas injection system to eliminate acid gas flaring at the gas plant.
Pengrowth has also allocated approximately $21 million in 2006 for land and seismic expenditures in anticipation of opportunities to add incrementally to our existing land position in core areas and to improve our knowledge of new and existing pools through use of enhanced 3D seismic technologies.

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Summary of Pengrowth Capital Expenditure Program

Planned Capital Expenditures by Type	2004	2005	2006
($ millions)	(Actual)	(Expected)	(Budget)

Drilling expenditures	$105	$127	$131
Facilities and maintenance	$41	$31	$64
Land and seismic	$2	$5	$21
Recompletions and workovers	$7	$13	$12
Other	$6	$5	$8

TOTAL	$161	$181	$236

Planned Capital Expenditures by Area	2004	2005	2006
($ millions)	(Actual)	(Expected)	(Budget)

Northeast BC & W6 Alberta	$26	$35	$43
Central Alberta (plus Weyburn)	$64	$79	$101
Southern Alberta	$32	$22	$42
Heavy oil	$7	$9	$20
Other	$32	$36	$30

TOTAL	$161	$181	$236

Drilling Activity	2004	2005	2006
(gross wells)	(Actual)	(Expected)	(Budget)

Natural gas	351	240	185
Oil	47	79	95

TOTAL	398	319	280

Production
Daily production levels for 2006 are expected to average between 54,000 and 56,000 boe per day. This estimate takes into account the recent divestiture of approximately 1,300 to 1,400 boe per day of current production in the first quarter of 2006 comprised of volumes associated with previously disclosed purchase and sale agreements, as well as the divestment of approximately 1,000 boe per day of production related to the Monterey Exploration Ltd. transactions announced on January 12, 2006. The 2006 estimate makes no adjustment for potential additions through acquisition. No significant facility or pipeline outages impacting Pengrowth production are forecast for 2006.
Operating Costs
Operating costs are expected to increase to approximately $11.00 per boe for the full year of 2006 representing an increase of between 5 and 10 percent over anticipated full year operating costs in 2005. Continued cost pressure across the sector and in all aspects of Pengrowth’s field operations, particularly power costs, have led to the expected increase. Pengrowth’s current estimate assumes production targets for 2006 are achieved and an average full year power price of $80.00 per Megawatt hour.
This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially. Although Pengrowth believes that the assumptions underlying these statements are reasonable, investors are cautioned that such forward-looking statements are inherently uncertain and necessarily involve risks that may affect Pengrowth’s business

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prospects and performance. Please refer to Pengrowth’s public disclosure documents for more information on these risks and uncertainties as they apply to Pengrowth. Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “forecasts”, “projects”, “plans”, “outlook” and similar expressions are forward-looking statements. Pengrowth undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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